SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.: 0-22517

Community Bancshares, Inc.
(Exact name of registrant as specified in its charter)

1301 Westwood Lane-Westfield Village, Wilkesboro, NC
(336) 906-0600
(Address and telephone number of registrant’s principal executive offices)

Common Stock, par value $3.00 per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an “X” in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	X	Rule 12h-3(b)(1)(i)	_____
Rule 12g-4(a)(1)(ii)	_____	Rule 12h-3(b)(1)(ii)	_____
Rule 12g-4(a)(2)(i)	_____	Rule 12h-3(b)(2)(i)	_____
Rule 12g-4(a)(2)(ii)	_____	Rule 12h-3(b)(2)(ii)	_____
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Community Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 6, 2003	By:	/s/ RONALD S. SHOEMAKER
Ronald S. Shoemaker President and Chief Executive Officer